                            MFS/SUN LIFE SERIES TRUST
              500 BOYLSTON STREET, BOSTON, MASSACHUSETTS 02116-3741
                               PHONE 617-954-5000

                                                   March 1, 2005
VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

         RE: REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM N-14 FOR MFS(R)/SUN LIFE SERIES TRUST-CAPITAL APPRECIATION SERIES
               FILE NO. 333-123024; ACCESSION NO. 0000950156-05-000097
               -------------------------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, the MFS/Sun Life Series Trust ("Registrant"), on behalf of its Capital Appreciation Series, respectfully request that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the above captioned Form N-14 Registration Statement filed with the Commission at 17:30 PM on February 25, 2005 (the "Registration Statement").

         This request for withdrawal is being made because the Registrant inadvertently submitted the registration statement as a Form N-14AE filing rather than a Form N-14/A filing. No securities were sold in connection with the Registration Statement.

         Registrant respectfully submits that a withdrawal of the Registration Statement is consistent with the public interest and the protection of investors in light of the circumstances described above. Any questions regarding this matter may be directed to Chris Bohane at 617-954-5822 or the undersigned at 617-954-5047.

                                                  Sincerely,
                                                  JAMES F. DESMARAIS
                                                  James F. Desmarais
                                                  Assistant Secretary

cc: J. Bordewick
    A. D'Angelo
    D. Mahaffey (Sullivan & Worcester)
    E. Reza (Ropes & Gray)